Hustlr, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hustlr, Inc. Management

We have reviewed the accompanying financial statements of Hustlr, Inc (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

April 20,, 2026

HUSTLR, INC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	17	36
Total Current Assets		17	36
TOTAL ASSETS	$	17	36
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Expenses	$	-	39,600
Total Current Liabilities		-	39,600
TOTAL LIABILITIES		-	39,600
EQUITY			
Common Stock	$	10,000	10,000
APIC		6,030	7,810
Accumulated Deficit		(16,013)	(57,374)
TOTAL EQUITY	$	17	(39,564)
TOTAL LIABILITIES AND EQUITY	$	17	36

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	12,517	21,688
Gross Profit	$	12,517	21,688
Operating Expenses			
General & Administrative	$	7,355	49,622
Total Operating Expenses		**7,355**	**49,622**
Total Loss from Operations	$	**5,161**	**(27,934)**
Other Income (Expense)			
Other Miscellaneous Income	$	-	340
Other Miscellaneous Expense		(80)	-
Total Other Income (Expense)		**(80)**	**340**
Net Income (Loss)	**$**	**5,081**	**(27,594)**

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/24	5,000	10,000	32,500	(82,021)	(39,521)
Distributions	-	-	(24,690)	-	(24,690)
Prior Period Adjustment	-	-	-	52,241	52,241
Net income (loss)	-	-	-	(27,594)	(27,594)
Ending balance at 12/31/24	5,000	10,000	7,810	(57,374)	(39,564)
Additional Paid-in Capital	-	-	(1,780)	-	(1,780)
Prior Period Adjustment	-	-	-	36,280	36,280
Net income (loss)	-	-	-	5,081	5,081
Ending balance at 12/31/25	5,000	10,000	6,030	(16,013)	17

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	5,081	(27,594)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		36,280	52,241
Accrued Expenses		(39,600)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(3,320)	52,241
Net Cash provided by (used in) Operating Activities	$	1,761	24,647
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
APIC	$	(1,780)	(24,690)
Net Cash provided by (used in) Financing Activities	$	(1,780)	(24,690)
Cash at the beginning of period		36	79
Net Cash increase (decrease) for period	$	(19)	(43)
Cash at end of period	$	17	36

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hustlr Inc. ("the Company") was incorporated in Delaware on October 17th 2017. The Company develops and operates technology products, with a focus on marketplace platforms and AI-powered software solutions. Hustlr generates revenue through SaaS development, IT outsourcing services, and marketplace transaction fees. In 2022, Hustlr launched its flagship product, GigMarket.com ("GigMarket"), a local gig-economy marketplace app that connects customers with trusted gig workers such as movers, cleaners, and handymen. GigMarket generates revenues through service fees, commissions on completed jobs, and subscription plans for both customers and workers. The Company's headquarters and development operations are in Washington, D.C. (United States). Customers are currently concentrated in the D.C. metro area, with expansion planned nationwide across major U.S. cities. The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $17 and $36 in cash as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a monthly subscription service on its product, Gig Market, to customers seeking gig workers such as movers, cleaners and handymen. This subscription is also payable by the workers seeking employment via this app. This subscription is charged at $50 per month. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to ensure that the product is user friendly and makes use of reputable workers which clients may hire.

Once a job has been completed, the company will also generate revenue from marketplace commissions. This is a sum that the company will withhold from the job that has been completed. Payments are collected once the job is completed and payment is made by the client.

In addition, the company also utilizes the website to provide advertising services. Payments are collected at the time of service. The performance obligation is to ensure that ads reach the total amount of users available in order to generate the expected number of impressions.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. None required disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debt or liability during the years under review.

NOTE 6 – EQUITY

The Company has authorized 5,000 of common shares with a par value of $2.00 per share. 5,000 shares were issued and outstanding as of 2024 and 2023. As of the financial statement cutoff date, the authorized capital amounts to 5,000 shares, distributed among the partners with 53% ownership for Doug Nguyen (CEO) and 47% for Tuan Do (CTO).

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2026, the date these financial statements were available to be issued.

In December 2025 and January 2026, the Company entered into SPV Fund Simple Agreements for Future Equity (SAFEs) through a crowdfunding campaign processed on the WeFunder platform totaling $52,811, which was funded in January 2026. Because the related cash for the 2025 agreements ($32,061) was not received until January 2026, no amounts related to these SAFEs are reflected in the accompanying December 31, 2025 balance sheet, and the transactions are disclosed as a nonrecognized subsequent event.